ARDEN GROUP

2001

FINANCIAL HIGHLIGHTS

	2001	2000	1999
Sales	$391,880,000	$359,994,000	$324,168,000
Operating income	20,112,000	19,838,000	16,830,000
Interest and other income (expense), net	1,926,000	1,019,000	1,009,000
Income before income taxes	22,038,000	20,857,000	17,839,000
Income tax provision	8,731,000	8,498,000	6,122,000
Net income	$ 13,307,000	$ 12,359,000	$ 11,717,000
Net income per common share:			
Basic	$ 3.93	$ 3.52	$ 3.27
Diluted	$ 3.92	$ 3.52	$ 3.27

ARDEN
GROUP

Corporate Profile

Arden Group is a holding company which, through its Gelson's Markets subsidiary, operates sixteen Gelson's and two Mayfair supermarkets in Southern California.

Arden Group is headquartered in Compton, California. Its Class A Common Stock is traded on the over-the-counter NASDAQ System under the symbol ARDNA.

TO OUR SHAREHOLDERS

We are pleased to announce another successful and rewarding year for the Arden Group. In 2001, Forbes Magazine voted Arden Group, Inc. one of the "200 Best Small Companies" in the United States and, for the fifth straight year, our net income increased in spite of a sluggish economy and a very competitive environment. Our highly experienced senior management and dedicated employees work hard to provide our Gelson's customers with the ultimate shopping experience every day. In this constantly changing environment, we continually strive to anticipate our customers' preferences and to be known as "The Super Market."

Many challenges await us in 2002. In the wake of September 11th and workers' compensation legislated reform in the State of California, we anticipate increases in insurance costs during the current year as our current policies expire. In addition, we have recently been informed that contributions to certain multi-employer pension plans have been reinstated for our Company and others in our industry with employees belonging to these unions. Our management recognizes these challenges, as well as other issues, and is taking steps to try to mitigate their impact. We are privileged to have senior management who possess the experience and knowledge to meet these challenges.

Arden Group's subsidiary, Gelson's Markets, currently operates 18 supermarkets in Southern California of which 16 locations operate under the name "Gelson's" and two under the name "Mayfair." Gelson's and Mayfair are high-end, full-service supermarkets that offer a broad selection of products with an emphasis on premium perishables and customer service. All stores are maintained in accordance with the highest standards. Gelson's targets those consumers who want quality products and selection, superior service and merchandise presentation.

Operating Results

Sales

Sales from the Company's 18 supermarkets totaled $391,880,000 in 2001. This represents an increase of 8.9% over 2000 when sales were $359,994,000. The majority of the sales increase is attributable to the opening of new stores in Irvine, Dana Point and Pasadena, California in September 2000, January 2001 and September 2001, respectively. Same store sales increased 2.3% in 2001 compared to the prior year. The increase in same store sales reflects to some extent the positive impact of store remodeling activity.

We continue to look for new locations which meet the demographic requirements of a Gelson's store. Many areas of Southern California meet our population and disposable income requirements, but the difficulty of identifying available space within these populated regions limits our expansion. Nonetheless, the Company has an ongoing program of evaluating new store locations for possible additions.

Net Income

Net income grew 7.7% to $13,307,000 in 2001 compared to $12,359,000 in 2000. Basic net income per common share increased to $3.93 in 2001 compared to $3.52 in the prior year. During 2001, the Company incurred additional compensation expense of $816,000 relating to its stock appreciation rights due to the increased price of the Company's stock. Earnings per share was $.21 lower in 2001 as a result of these charges compared to a $.03 per share reduction in the prior year.

The Company's gross profit as a percent of sales increased to 42.3% in 2001 compared to 41.4% in 2000. Ongoing efforts to reduce costs, product pricing decisions and additional promotional allowances were the principal contributors to higher margins.

Delivery, selling, general and administrative ("DSG&A") expense as a percent of sales was 37.1% in 2001 compared to 35.9% in 2000. The rise in DSG&A expense is partially due to an increase in the Company's stock price, which in turn, resulted in higher compensation expense as mentioned above. DSG&A expense as a percent of sales also increased due to the opening of new stores, as previously discussed. In addition, a substantial increase in workers' compensation premiums contributed to higher costs despite the Company's favorable claims experience.

Other income (expense) includes a net investment gain of $383,000 in fiscal 2001 compared to a net loss of $434,000 in the prior year.

The Company's directors and I are proud of the Company's achievements in this increasingly complex and challenging business environment. We are grateful to our 2,300 employees for their dedication and hard work. We would also like to thank our suppliers and you, our shareholders, for your continued trust and support.

Bernard Briskin

BERNARD BRISKIN
Chairman of the Board,
President and Chief Executive Officer

April 15, 2002

FIVE YEAR SELECTED FINANCIAL DATA

(Dollar Amounts in Thousands, Except Share and Per Share Data)

	2001	2000	1999	1998	1997
Operations For The Year:					
Sales	$391,880	$359,994	$324,168	$296,487	$274,354
Gross profit	165,578	149,110	131,722	119,892	109,988
Operating income	20,112	19,838	16,830	16,010	12,861
Other income (expense), net	1,926	1,019	1,009	1,085	1,422
Income tax provision	8,731	8,498	6,122	7,014	5,586
Income from continuing operations, net of income taxes	13,307	12,359	11,717	10,081	8,697
Loss from discontinued operations, net of income taxes					(2,738)
Net income	$ 13,307	$ 12,359	$ 11,717	$ 10,081	$ 5,959
Depreciation and amortization on continuing operations	$ 7,872	$ 6,719	$ 5,824	$ 5,618	$ 5,111
Financial Position At Year End:					
Total assets	$121,526	$118,160	$111,279	$ 93,126	$ 88,126
Working capital	27,868	27,424	24,677	25,747	13,898
Long-term debt	3,134	6,735	8,322	6,369	7,663
Stockholders' equity	85,139	77,267	69,276	58,358	48,260
Capital expenditures	10,066	9,882	19,630	4,244	7,896
Basic Per Share Data:					
Income from continuing operations	$ 3.93	$ 3.52	$ 3.27	$ 2.81	$ 2.10
Loss from discontinued operations					(.66)
Net income	$ 3.93	$ 3.52	$ 3.27	$ 2.81	$ 1.44
Diluted Per Share Data:					
Income from continuing operations	$ 3.92	$ 3.52	$ 3.27	$ 2.81	$ 2.10
Loss from discontinued operations					(.66)
Net income	$ 3.92	$ 3.52	$ 3.27	$ 2.81	$ 1.44
Basic weighted average shares outstanding	3,389,234	3,513,028	3,585,472	3,585,472	4,131,060
Diluted weighted average shares outstanding	3,398,671	3,515,117	3,585,472	3,585,472	4,131,060

All years are 52 weeks except for 1997 which is 53 weeks. 1997 share and per share data have been restated to reflect the four-for-one stock split in July 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. Certain statements contained in Management's Discussion and Analysis, in other parts of this report and in other Company filings are forward-looking statements. These statements discuss, among other things, future sales growth, operating results and financial condition. Forward-looking statements reflect the Company's current plans and expectations regarding important risk factors and are based on information currently available to us.

The Company cautions readers that any forward-looking statements contained in this report or made by the management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, could affect the Company's financial results and could cause the Company's financial performance to differ materially from the expectations expressed in any forward-looking statement made by or on behalf of the Company:

- the strength of the U.S. economy, in particular, the economic conditions in Southern California;
- the effects of and changes in fiscal policies and laws, as well as, *changes in accounting policies and practices*;
- inflation;
- the impact of fluctuations in the Company's stock price on compensation expense;
- the ability of our suppliers to continue in operation and provide product in a timely manner;
- the ability of Unified Western Grocers, Inc. to improve its operating results and shareholders' equity;
- consolidations in the supermarket industry and competition from other supermarkets and retailers with a food presentation;
- the ability to renew current leases at favorable rates;
- the success of the Company's local advertising and pricing campaign in Pasadena, the timing and occupancy of the apartments in the multi-use center where our Pasadena store is located, the nature and success of the other tenants' businesses in the center and successfully addressing various parking issues and improving traffic flow at the center;
- the ability of the Company to maintain favorable workers' compensation safety records and claims experience and any changes to the insurance industry's rating process and premium schedules;
- the future rate of return received by the union pension plans on its investments, the timing and term of a pension contribution reinstatement and the amount of the contribution;
- the adequacy of self-insurance reserves for unpaid and incurred but not reported claims;
- the adequacy of our insurance coverage;
- the inherent liability risks in the marketplace associated with our products, employees and facilities and our ability to adequately defend ourselves, if necessary.

Results of Operations

2001 Compared to 2000

Income before income taxes in 2001 increased 5.7% to $22,038,000 compared to $20,857,000 during 2000. Operating income increased 1.4% to $20,112,000 in 2001 compared to $19,838,000 in 2000.

Sales from the Company's 18 supermarkets (all of which are located in Southern California) were $391,880,000 in 2001. This represents an increase of 8.9% over 2000, when sales were $359,994,000. The majority of the sales increase is attributable to the opening of new stores in Irvine, Dana Point and Pasadena, California in September 2000, January 2001 and September 2001, respectively. Same store sales increased 2.3% in 2001 compared to the prior year. The increase in same store sales reflects to some extent the positive impact of store remodel activity and pricing.

In September 2001, the Company opened a Gelson's Market in a multi-use center in Pasadena, California which is currently performing below management's expectations. Management expects sales to improve as consumers respond to a local advertising and pricing campaign, the apartments located above the store are occupied, existing retail tenants become more established and enhancements to parking and traffic flow are implemented. However, the occurrence of these events does not guarantee that sales at the Pasadena store will increase to originally anticipated levels.

The Company's gross profit as a percent of sales was at 42.3% in 2001 compared to 41.4% in 2000. Added controls over product costs, product pricing decisions and increased buying and promotional allowances contributed to the increase in margins.

Delivery, selling, general and administrative ("DSG&A") expense as a percent of sales was 37.1% in 2001 compared to 35.9% in 2000. The Company recognized compensation expense related to its phantom stock options and stock appreciation rights of approximately $816,000 and $1,223,000 during the fourth quarter and year ended December 29, 2001, respectively, due to an increase in the Company's stock price in 2001. Earnings per share decreased $.14 and $.21 per share during the fourth quarter and year ended December 29, 2001, respectively, as a result of these charges to compensation expense compared to $.03 per share during the fourth quarter and year ended December 30, 2000. Salaries and promotions expense in 2001 increased due to the opening of new stores, as described above. In addition, a substantial increase in workers' compensation premiums also contributed to the rise in DSG&A expense in spite of the Company's favorable claims experience. The Company is continually looking for opportunities to reduce costs.

California recently passed legislation aimed at reforming the workers' compensation insurance industry in the state. At this point in time, we are unable to predict how this legislation will impact the insurance industry's rating process, and ultimately, the effect on premiums. The Company believes that premiums could increase substantially beginning with our next policy renewal period commencing on October 1, 2002. While the Company continues to devote substantial time and commitment to maintaining favorable safety records and claims experience, this does not preclude the Company from potentially experiencing a considerable increase in insurance costs. A substantial increase in workers' compensation premiums could have a negative impact on the Company's consolidated financial position, results of operations and cash flows.

Assuming the stock price of the Company's Class A Common Stock remains at the year end price of approximately $60, the Company anticipates 2002 compensation expense of approximately $200,000 on an after tax basis related to the incremental vesting of phantom stock options and stock appreciation rights. Compensation expense will be adjusted by approximately $37,000 after tax for each dollar increase or decrease in the Company's stock price. The exercise of such options or rights could cause these estimates to vary.

The Company contributes to several multi-employer union pension plans. Contributions to the union pension plan, covering the majority of the Company's employees, have been suspended since 1999. The pension plan trustees have reserved the right to reinstate the pension contribution with minimal notice. If reinstated, we anticipate that the additional pension expense could have a significant impact on the Company's financial position, results of operations and cash flows.

The Company is primarily self-insured for losses related to general and auto liability claims. The Company carries insurance that covers individual claims in excess of $250,000. Accruals are based on claims filed and an estimate of claims incurred but not reported. The Company's liability reserve for unpaid and incurred but not reported claims at December 29, 2001 was approximately $1,199,000. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims.

The Company also carries workers' compensation, property, business interruption, fiduciary, directors and officers, crime, earthquake and special event liability insurance. Management believes that current insurance coverage is adequate to meet the requirements of the Company.

The Company procures approximately 22% of its product through Unified Western Grocers, Inc. ("Unified"), a grocery cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits in order to purchase product from the cooperative. As of December 29, 2001, the Company had approximately $1,606,000 on deposit with Unified. The minimum deposit requirement is satisfied through a combination of cash and ownership of equity shares in Unified. Unified has recognized reductions in earned surplus in each of its fiscal years ending September 29, 2001 and September 30, 2000.

Unified's Board of Directors has adopted an equity enhancement plan for its 2002 fiscal year. Under the equity enhancement plan, member-patrons will receive interest bearing subordinated patronage dividend certificates in lieu of amounts previously paid in cash. The Company has historically received less than $200,000 annually in patronage dividends in the form of cash and Class B shares. In the event Unified continues to incur reductions in earned surplus, the Company may face impairment issues relating to the deposits provided to Unified.

Interest and dividend income was $2,166,000 in 2001 compared to $2,265,000 for 2000 primarily due to lower interest rates and lower average levels of interest bearing investments in 2001.

Interest expense decreased to $596,000 in 2001 from $782,000 in 2000 primarily due to lower levels of fixture financing debt throughout the year and the prepayment of the balance in October 2001.

Other income (expense) includes gains (losses) realized on investments of $383,000 and ($434,000) in 2001 and 2000, respectively.

Investments are accounted for under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale investments and any unrealized holding gains and losses are included as a separate component of stockholders' equity. Unrealized losses on investments were $652,000 (net of income tax benefits of $449,000) in 2001 compared to unrealized gains of $445,000 (net of income tax expense of $306,000) in 2000.

During 2001, the Company repurchased and retired 109,927 shares of Class A Common Stock for an aggregate purchase price of approximately $4,783,000. All shares were repurchased in private transactions with sellers not affiliated with the Company. In addition, 4,400 shares of Class B Common Stock were exchanged for Class A Common Stock shares during 2001.

2000 Compared to 1999

Income before income taxes in 2000 increased 16.9% to $20,857,000 compared to $17,839,000 during 1999. Operating income increased 17.9% to $19,838,000 in 2000 compared to $16,830,000 in 1999.

Sales from the Company's 16 supermarkets (all of which are located in Southern California) were $359,994,000 in 2000. This represents an increase of 11.1% over 1999, when sales were $324,168,000. The majority of the sales increase is attributable to the opening of new stores in Sherman Oaks and Santa Barbara, California in late August and October 1999, respectively. In addition, a new store in Irvine, California was opened in late September 2000. Same store sales increased 2.8% in 2000 compared to the prior year. The increase in same store sales reflects the positive impact of store remodel activity and a robust economy in Southern California.

The Company's gross profit as a percent of sales was at 41.4% in 2000 compared to 40.6% in 1999. Added controls over product costs, product pricing decisions and increased buying and promotional allowances contributed to the increase in margins.

DSG&A expense as a percent of sales was 35.9% in 2000 compared to 35.4% in 1999. An increase in salaries and promotions expense contributed to the rise in DSG&A expense in 2000. In addition, the opening of two new stores and a major remodel in late 1999 resulted in a slight increase in DSG&A expense as a percent of sales in early 2000. Expense was also higher in 2000 due to the opening of the Irvine store in late September 2000. Included in 1999 DSG&A is approximately $496,000 of expense related to making the Company's systems and equipment Year 2000 compliant.

Interest and dividend income was $2,265,000 in 2000 compared to $1,807,000 for 1999 primarily due to higher interest rates and higher average levels of interest bearing investments in 2000.

Interest expense increased to $782,000 in 2000 from $694,000 in 1999 primarily due to higher average levels of fixture financing debt.

Other income (expense) includes losses realized on investments in marketable securities of $434,000 and $74,000 in 2000 and 1999, respectively.

Investments are accounted for under the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale investments and any unrealized holding gains and losses are included as a separate component of stockholders' equity. Unrealized gains on investments were $445,000 (net of income tax expense of $306,000) in 2000 compared to an unrealized loss of $839,000 (net of income tax benefits of $572,000) in 1999.

During 1999, the California Franchise Tax Board withdrew tax assessments which it had previously rendered against the Company. As a result, in 1999 the Company recognized a reduction in its tax reserve and an increase in net income of approximately $1,286,000. For an analysis of the Company's provision for income taxes, see Note 11 of Notes to Consolidated Financial Statements.

During 2000, the Company repurchased and retired 127,976 shares of Class A Common Stock for an aggregate purchase price of approximately $4,853,000. All shares were repurchased in private transactions with sellers not affiliated with the Company.

Liquidity and Capital Resources

The Company has an ongoing program to remodel existing supermarkets and to add new stores. In January and September 2001, the Company opened new stores in Dana Point and Pasadena, California, respectively. In addition, a new store was opened in Irvine, California in September 2000. Total 2001 capital expenditures, including new stores and remodels, was $10,066,000. As of December 29, 2001, authorized expenditures on incomplete projects for the purchase of property, plant and equipment totaled approximately $1,206,000. Of this total, approximately $743,000 has been contractually committed.

The Company and its subsidiaries are subject to a myriad of environmental laws, regulations and lease covenants with its landlords regarding air, water and land use, products for sale, and the use, storage and disposal of hazardous materials. The Company believes it substantially complies, and has in the past substantially complied, with federal, state and local environmental laws and regulations and private covenants. The Company cannot, at this time, estimate the expense it ultimately may incur in connection with any current or future violations; however, it believes any such claims will not have a material adverse impact on either the Company's consolidated financial position, results of operations or cash flows.

The Company has a credit facility with a bank establishing a revolving line of credit in the amount of $5,000,000 with a standby letter of credit sub-facility in the amount of $5,000,000. During 1995, 1997 and 1999, the Company borrowed a total of $10,000,000 against a non-revolving line of credit for term loans to finance capital expenditures. During October 2001, the Company prepaid the outstanding term loans. In addition, the Company has a revolving line of credit with another bank in the amount of $3,000,000. There were no outstanding balances against either of the revolving lines as of December 29, 2001. The Company's current cash position, including investments, the lines of credit and net cash provided by operating activities (approximately $19,582,000 for 2001) are the primary sources of funds available to meet the Company's current liquidity requirements. See Note 7 of Notes to Consolidated Financial Statements for a description of the Company's credit lines.

The Company's total liabilities to equity ratio decreased to .43 at December 29, 2001 from .53 at December 30, 2000. The Company's current ratio was 1.90 at December 29, 2001 compared to 1.88 at December 30, 2000. The Company's current assets at the end of 2001 were approximately $120,000 more than at the end of 2000.

The Company's cash position, including investments, at the end of 2001 was $33,954,000 compared to $34,722,000 at the end of 2000. Cash not required for the immediate needs of the Company has been temporarily invested in commercial paper, marketable securities and a limited partnership that invests primarily in publicly traded, high yield bonds. All temporary investments are highly liquid except for the limited partnership investment of approximately $2,500,000 which allows for withdrawals on a quarterly basis. See Notes 1 and 2 of Notes to Consolidated Financial Statements. The Company is continually investigating opportunities for the use of these funds including the expansion and remodeling of its supermarket operations.

Recent Accounting Standards

In July 2001, the Financial Accounting Standards Board issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." These statements will change the accounting for business combinations and goodwill in two significant ways. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. This standard will be effective for the Company's 2002 fiscal year. These standards are not expected to have an impact on the Company's consolidated financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 establishes one accounting model, based on the framework established in SFAS 121, for the recognition, measurement and reporting of impairment of long-lived assets to be held and used and of long-lived assets to be disposed of by sale. Adoption of SFAS 144 is required for the Company's 2002 fiscal year although early application is permitted. The Company does not anticipate that this standard will have a significant impact on the Company's consolidated financial statements.

Market Risk

The Company could be exposed to market risk from changes in interest rates on debt. The Company's exposure to interest rate risk relates to its $5,000,000 and $3,000,000 revolving lines of credit. Borrowings under the agreements bear interest as discussed in Note 7 of Notes to Consolidated Financial Statements. There were no borrowings outstanding under either agreement as of December 29, 2001. Consequently, a hypothetical 1% interest rate change would have no impact on the Company's results of operations.

A change in market prices also exposes the Company to market risk related to its investments which totaled $18,851,000 as of December 29, 2001. A hypothetical 10% drop in the market value of these investments would result in a $1,885,000 unrealized pretax loss and a corresponding loss of a like amount in the fair value of these instruments. This hypothetical drop would not affect cash flow and would not have an impact on earnings until the investments were disposed of or the decline is deemed permanent. In order to minimize the risk associated with market value fluctuations, the Company actively manages its exposure through the regular review of its investment portfolio. The review takes into consideration, among other things, the risk level of the individual investments, the amount invested in each and current economic conditions.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

Assets	*December 29, 2001*	*December 30, 2000*
Current assets:		
Cash and cash equivalents	$ 15,103	$ 19,690
Investments	18,851	15,032
Accounts and notes receivable, net	6,519	7,512
Inventories	14,748	13,414
Other current assets	3,544	2,997
Total current assets	58,765	58,645
Property held for resale or sublease	728	795
Property, plant and equipment, net	56,618	54,484
Deferred income taxes	775	
Other assets	4,640	4,236
Total assets	$121,526	$118,160

Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable, trade	$ 16,794	$ 15,455
Other current liabilities	13,814	14,059
Current portion of long-term debt	289	1,707
Total current liabilities	30,897	31,221
Long-term debt	3,134	6,735
Deferred income taxes		863
Other liabilities	2,356	2,074
Total liabilities	36,387	40,893
Commitments and contingent liabilities (Note 14)		
Stockholders' equity:		
Common Stock, Class A, $.25 par value; authorized 10,000,000 shares; 3,340,185 and 3,445,712 shares issued and outstanding for 2001 and 2000, respectively, including 1,357,200 treasury shares	835	862
Common Stock, Class B, $.25 par value; authorized 1,500,000 shares; 1,364,584 and 1,368,984 shares issued and outstanding for 2001 and 2000, respectively	341	342
Capital surplus	3,680	3,766
Notes receivable from officer/director	(135)	(135)
Unrealized loss on investments	(653)	(1)
Retained earnings	84,824	76,186
	88,892	81,020
Treasury stock, 1,357,200 shares at cost	(3,753)	(3,753)
Total stockholders' equity	85,139	77,267
Total liabilities and stockholders' equity	$121,526	$118,160

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousands, Except Share and Per Share Data)

	2001	2000	1999
Sales	$391,880	$359,994	$324,168
Cost of sales	226,302	210,884	192,446
Gross profit	165,578	149,110	131,722
Delivery, selling, general and administrative expenses	145,466	129,272	114,892
Operating income	20,112	19,838	16,830
Interest and dividend income	2,166	2,265	1,807
Other income (expense), net	356	(464)	(104)
Interest expense	(596)	(782)	(694)
Income before income taxes	22,038	20,857	17,839
Income tax provision	8,731	8,498	6,122
Net income	$ 13,307	$ 12,359	$ 11,717
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) from investments:			
Unrealized holding gains (losses) arising during the period	(680)	184	(951)
Reclassification adjustment for realized losses included in net income	28	261	112
Net unrealized gain (loss), net of income tax expense (benefit) of ($449) for 2001, $306 for 2000 and ($572) for 1999	(652)	445	(839)
Comprehensive income	$ 12,655	$ 12,804	$ 10,878
Net income per common share:			
Basic	$ 3.93	$ 3.52	$ 3.27
Diluted	$ 3.92	$ 3.52	$ 3.27
Weighted average common shares outstanding:			
Basic	3,389,234	3,513,028	3,585,472
Diluted	3,398,671	3,515,117	3,585,472

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In Thousands, Except Share Data)

	2001	2000	1999
Common Stock, Class A:			
Balance, beginning of year	$ 862	$ 894	$ 894
Purchase and retirement of stock (109,927 and 127,976 shares, respectively)	(28)	(32)	
Exchange of stock (4,400 shares)	1		
Balance, end of year	835	862	894
Common Stock, Class B:			
Balance, beginning of year	342	342	342
Exchange of stock (4,400 shares)	(1)		
Balance, end of year	341	342	342
Capital surplus:			
Balance, beginning of year	3,766	3,866	3,866
Purchase and retirement of common stock	(86)	(100)	
Balance, end of year	3,680	3,766	3,866
Notes receivable from officer/director:			
Balance, beginning of year	(135)	(175)	(215)
Principal received		40	40
Balance, end of year	(135)	(135)	(175)
Unrealized gain (loss) on investments:			
Balance, beginning of year	(1)	(446)	393
Net unrealized gain (loss)	(652)	445	(839)
Balance, end of year	(653)	(1)	(446)
Retained earnings:			
Balance, beginning of year	76,186	68,548	56,831
Net income	13,307	12,359	11,717
Purchase and retirement of common stock	(4,669)	(4,721)	
Balance, end of year	84,824	76,186	68,548
Stockholders' equity before treasury stock	88,892	81,020	73,029
Treasury stock, at cost	(3,753)	(3,753)	(3,753)
Total stockholders' equity	$ 85,139	$ 77,267	$ 69,276

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	2001	*2000*	*1999*
Cash flows from operating activities:			
Cash received from customers	$ 392,698	$ 358,007	$ 324,276
Cash paid to suppliers and employees	(364,624)	(334,693)	(296,662)
Interest and dividends received	1,935	2,029	1,639
Interest paid	(627)	(761)	(716)
Income taxes paid	(9,800)	(9,201)	(7,859)
Net cash provided by operating activities	19,582	15,381	20,678
Cash flows from investing activities:			
Capital expenditures	(10,066)	(9,882)	(19,630)
Purchases of investments	(4,637)	(2,614)	(2,528)
Sales of investments	282	5,797	2,658
Proceeds from the sale of property, plant and equipment	54	121	7
Other		(348)	
Net cash used in investing activities	(14,367)	(6,926)	(19,493)
Cash flows from financing activities:			
Purchase and retirement of Company stock	(4,783)	(4,853)	
Principal payments on long-term debt	(4,762)	(1,880)	(1,208)
Principal payments under capital lease obligations	(257)	(229)	(257)
Loan payments received from officer/director		40	40
Proceeds from equipment financing			4,750
Net cash provided by (used in) financing activities	(9,802)	(6,922)	3,325
Net increase (decrease) in cash and cash equivalents	(4,587)	1,533	4,510
Cash and cash equivalents at beginning of year	19,690	18,157	13,647
Cash and cash equivalents at end of year	$ 15,103	$ 19,690	$ 18,157

The accompanying notes are an integral part of these consolidated financial statements.

	2001	2000	1999
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net income	$ 13,307	$ 12,359	$ 11,717
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,872	6,719	5,824
Provision for losses on accounts and notes receivable	58	142	191
Net loss (gain) from the disposal of property, plant and equipment	44	(19)	149
Realized loss (gain) on investments, net	(383)	434	74
Changes in assets and liabilities net of effects from noncash investing and financing activities:			
(Increase) decrease in assets:			
Investments	(182)	(2)	
Accounts and notes receivable	966	(2,242)	(67)
Inventories	(1,334)	(1,212)	(1,406)
Other current assets	(547)	(903)	(229)
Other assets	(404)	(602)	(551)
Increase (decrease) in liabilities:			
Accounts payable and other accrued expenses	1,092	659	4,665
Deferred income taxes	(1,189)	(568)	140
Other liabilities	282	616	171
Net cash provided by operating activities	$ 19,582	$ 15,381	$ 20,678

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements.

Basis of Presentation and Business Description

The consolidated financial statements of Arden Group, Inc. (the "Company") include the accounts of the Company and its direct and indirect subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. The Company operates 18 supermarkets in Southern California.

Fiscal Year

The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the consolidated financial statements included herein ended on December 29, 2001, December 30, 2000 and January 1, 2000. Each of the three years presented consists of 52 weeks.

Cash and Cash Equivalents

The Consolidated Statements of Cash Flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity at date of purchase of three months or less) according to operating, investing or financing activities. At times, cash balances held at financial institutions are in excess of federally insured limits. The Company places its temporary cash investments with high credit, quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company believes no significant concentration of credit risk exists with respect to these cash investments.

Investments

The Company invests in marketable securities including mutual funds and debt and equity securities. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. All marketable securities are defined as available-for-sale investments under the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."

Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale. Investments are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of investments sold is determined based on the specific identification method.

In January 2001, the Company invested $2,500,000 in a limited partnership that invests primarily in publicly traded, high yield bonds. The holding represents less than a 3% interest and the Company does not have the ability to exercise significant influence over the operating and financial policies of the partnership. Consequently, the investment is accounted for under the cost method. The partnership allows withdrawals on a quarterly basis.

Accounts and Notes Receivable

The Company monitors vendor receivables and extensions of credit on an ongoing basis and has not experienced significant losses related to its receivables. At December 29, 2001, the Company did not have significant credit risk concentrations. No single group or customer represents greater than 2% of total accounts and notes receivable. Issuance costs related to Gelson's charge cards are not significant and are expensed as incurred.

Inventories

Supermarket nonperishable inventories are stated at the lower of cost or market, with cost determined using the last-in, first-out ("LIFO") method. Perishable inventories are valued at the lower of cost on a first-in, first-out ("FIFO") method or market.

Property Held for Resale or Sublease

It is the Company's policy to hold for sale or sublease property considered by management as excess and no longer necessary for the operations of the Company. The aggregate carrying values of such owned property and property under capital leases are periodically reviewed for impairment and adjusted, when appropriate.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of individual assets or classes of assets as follows:

Buildings and improvements	5 to 15 years
Store fixtures and office equipment	3 to 8 years
Transportation equipment	2 to 5 years
Machinery and equipment	3 to 10 years

Improvements to leased properties are amortized over their estimated useful lives or lease period, whichever is shorter. Leasehold interests are amortized over the life of the lease.

Leased property meeting certain capital lease criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the shorter of the estimated useful life or the term of the lease.

Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property, plant and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in income.

Fair Value of Financial Instruments

SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values because of the short-term maturity of these instruments. The fair value of long-term debt closely approximates its carrying value. The Company uses quoted market prices, when available, or discounted cash flows to calculate these fair values.

Long-Lived Assets

In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows of the individual stores and consolidated undiscounted net cash flows for long-lived assets not identifiable to individual stores compared to the related carrying value. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

Environmental Costs

Costs incurred to investigate and remediate contaminated sites are expensed as incurred.

Store Opening Costs

Noncapital expenditures incurred in opening a new store are expensed as incurred.

Advertising and Sales Promotion Costs

Advertising and sales promotion costs are expensed as incurred and totaled $3,187,000, $2,630,000 and $1,732,000 in 2001, 2000 and 1999, respectively.

Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Net Income Per Share

Basic net income per share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by adjusting outstanding shares to include all potentially dilutive stock options. The weighted average number of common shares used to compute dilutive net income per share in 2000 and 1999 excludes 30,000 shares related to stock options. These shares are excluded due to their anti-dilutive effect on net income per share.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Impact of Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." These statements will change the accounting for business combinations and goodwill in two significant ways. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. This standard will be effective for the Company's 2002 fiscal year. These standards are not expected to have an impact on the Company's consolidated financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 establishes one accounting model, based on the framework established in SFAS 121, for the recognition, measurement and reporting of impairment of long-lived assets to be held and used and of long-lived assets to be disposed of by sale. Adoption of SFAS 144 is required for the Company's 2002 fiscal year although early application is permitted. The Company does not anticipate that this standard will have a significant impact on the Company's consolidated financial statements.

2. Investments

Marketable securities are shown on the accompanying balance sheet at their fair value. The investment in a limited partnership that invests primarily in publicly traded, high yield bonds is accounted for under the cost method as the Company owns less than 3% of the partnership and does not have the ability to exercise significant influence over the operating and financial policies of the partnership. The fair market value of the Company's investment in the limited partnership was approximately $2,824,000 at December 31, 2001. The partnership allows withdrawals on a quarterly basis.

(In Thousands)	*Cost*	*Unrealized Gain (Loss)*	*Fair Value*
As of December 29, 2001:			
Investments:			
Mutual funds	$12,597	$ (10)	$12,587
Equity securities	2,237	(13)	2,224
Debt securities	2,609	(1,069)	1,540
Limited partnership	2,500		2,500
Total	$19,943	$ (1,092)	$18,851
As of December 30, 2000:			
Investments:			
Mutual funds	$11,575	$ (80)	$11,495
Equity securities	2,282	55	2,337
Debt securities	1,167	33	1,200
Total	$15,024	$ 8	$15,032

Debt securities held as of December 29, 2001 mature on May 15, 2006. Realized net losses from the sale of securities were $44,000, $434,000 and $342,000 in 2001, 2000 and 1999, respectively.

3. Accounts and Notes Receivable, Net

(In Thousands)	*December 29, 2001*	*December 30, 2000*
Accounts receivable, trade	$3,970	$4,037
Notes receivable	42	117
Other accounts receivable	2,764	3,714
	6,776	7,868
Less: Allowance for doubtful accounts and notes receivable	(257)	(356)
	$6,519	$7,512

The provision for doubtful accounts and notes receivable in 2001, 2000 and 1999 was approximately $58,000, $142,000 and $191,000, respectively.

4. Inventories

Inventories valued by the LIFO method totaled $11,779,000 in 2001, $10,530,000 in 2000 and $9,635,000 in 1999. Inventory balances would have been $3,440,000, $3,253,000 and $3,123,000 higher at the end of 2001, 2000 and 1999, respectively, if they had been stated at the lower of FIFO cost or market. The LIFO effect on net income and basic net income per common share in 2001, 2000 and 1999 was a decrease of approximately $111,000 ($.03 per share), $77,000 ($.02 per share) and $187,000 ($.05 per share), respectively.

5. Property, Plant and Equipment

(In Thousands)	*December 29, 2001*	*December 30, 2000*
Land	$ 8,110	$ 8,110
Buildings and improvements	9,693	9,693
Store fixtures and office equipment	35,775	30,861
Transportation equipment	2,664	2,036
Machinery and equipment	973	851
Leasehold improvements	41,738	38,014
Leasehold interests	4,538	4,538
Assets under capital leases	3,058	3,058
Assets under construction	373	1,575
	106,922	98,736
Accumulated depreciation and amortization	(50,304)	(44,252)
	$ 56,618	$ 54,484

As of December 29, 2001, approximately $14,382,000 of property, plant and equipment (at cost) was fully depreciated and is still being used in operations.

6. Other Current Liabilities

(In Thousands)	*December 29, 2001*	*December 30, 2000*
Employee compensated absences	$ 4,216	$ 3,973
Taxes (including taxes collected from others of $1,398 and $1,392, respectively)	2,340	2,364
Other	7,258	7,722
	$13,814	$14,059

7. Long-Term Debt

	Current		*Non-Current*	
(In Thousands)	*December 29, 2001*	*December 30, 2000*	*December 29, 2001*	*December 30, 2000*
Notes payable		$1,450		$3,312
Obligations under capital leases	$ 289	257	$1,906	2,195
7% Subordinated income debentures due September 1, 2014			1,228	1,228
	$ 289	$1,707	$3,134	$6,735

At December 29, 2001, the approximate principal payments required on long-term debt for each fiscal year are as follows:

(In Thousands)				
2003	*2004*	*2005*	*2006*	*Thereafter*
$324	$364	$409	$460	$1,577

The Company has a loan agreement for a credit facility with a bank establishing a revolving line of credit in the amount of $5,000,000 with a standby letter of credit sub-facility in the amount of $5,000,000 and a $10,000,000 non-revolving line of credit providing for term loans. The loan agreement expires July 31, 2002. Major provisions of the agreement permit the Company to elect to pay interest based on LIBOR plus .9% or the bank's prime rate. Additionally, there are certain minimum requirements as to the Company's equity, working capital and debt-to-equity relationships. The Company also has a revolving line of credit with another bank in the amount of $3,000,000 which expires October 30, 2002. Borrowings bear interest at the bank's prime rate or the adjusted LIBOR rate plus 1.2%. At the end of 2001 and 2000, there were no amounts borrowed against either of the revolving lines of credit.

Notes Payable: In 1999, 1997 and 1995, the Company borrowed $4,750,000 (at 6.98%), $2,500,000 (at 6.76%) and $2,750,000 (at 6.18%), respectively, from its $10,000,000 non-revolving line of credit to finance the purchase of supermarket equipment. The note payable entered into in 1995 was paid in full in December 2000 and the 1997 and 1999 notes payable were paid in full in October 2001. No additional borrowing capacity under this line is available.

Debentures: The indenture relating to the 7% (6% prior to November 7, 1978) subordinated income debentures ("7% Debentures"), due September 1, 2014, provides for interest payable semi-annually on March 1 and September 1 to the extent that current annual net income (consolidated net income before income taxes and interest accrued on the 7% Debentures) is sufficient therefor, or at the discretion of the Company, out of available retained earnings. No accrued interest was in arrears as of December 29, 2001. The debentures are recorded at face value which approximates its fair value.

8. Capital Stock

Class A Common Stock: The Company is authorized to issue 10,000,000 shares of Class A Common Stock, par value $.25 per share. At December 29, 2001 and December 30, 2000, shares issued were 3,340,185 and 3,445,712, respectively, including 1,357,200 treasury shares. During 2001 and 2000, the Company purchased and retired 109,927 and 127,976 shares, respectively, of its Class A Common Stock for an aggregate purchase price of approximately $4,783,000 and $4,853,000, respectively. The Class A Common Stock has one vote per share on all matters on which stockholders are entitled to vote or consent.

Class B Common Stock: The Company is authorized to issue 1,500,000 shares of Class B Common Stock, par value $.25 per share. At December 29, 2001 and December 30, 2000, there were 1,364,584 and 1,368,984 shares, respectively, issued and outstanding. The Class B Common Stock has ten votes per share on virtually all matters on which stockholders are entitled to vote or consent. Transfer of Class B Common Stock is restricted to other Class B stockholders and certain other classes of transferees. Class B Common Stock is convertible, at the option of the holder, into Class A Common Stock on a share-for-share basis. The Class B Common Stock is also automatically converted into Class A Common Stock under certain circumstances, including upon the transfer of such stock to a transferee other than another Class B stockholder and certain other classes of transferees. 4,400 shares of Class B Common Stock were exchanged for Class A Common Stock during 2001. No shares were converted in 2000 or 1999. Cash or property dividends on Class B Common Stock are restricted to an amount equal to 90% of any dividend paid on Class A Common Stock.

9. Stock Options and Stock Appreciation Rights

In 1998, the Company adopted a Non-Officer and Non-Director Stock Option Plan (the "Stock Option Plan") which initially provided for the granting of stock options to key employees to purchase up to 35,000 shares of the Company's Class A Common Stock. The Stock Option Plan was amended in 2000 to increase the number of shares available thereunder to an aggregate of 70,000 shares. The objective of the Stock Option Plan is to attract and retain quality personnel and to promote the success of the Company by providing employees the opportunity to share in its growth.

The Company granted 11,500 stock options at an exercise price of $29 1/16 per share in March 2000. No options were granted in 2001 or 1999. These options vest at 25% per year beginning at the end of the first year and expire five years from the date of grant. The exercise price of stock options granted under the Stock Option Plan is equal to the fair market value of the Company's Class A Common Stock on the date of grant. No options were exercised or cancelled in 2001, 2000 or 1999.

The Company accounts for its Stock Option Plan using the intrinsic value based method prescribed in Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized in the Company's Statements of Operations and Comprehensive Income for fiscal years 2001, 2000 or 1999. SFAS 123, "Accounting for Stock-Based Compensation," encourages adoption of a fair value based method for valuing the cost of stock-based compensation. However, it allows companies to use the intrinsic value based method prescribed by APB 25 and disclose pro forma net earnings and earnings per share in accordance with SFAS 123. Had compensation expense for the Company's Stock Option Plan been determined under SFAS 123 using the fair value based method, the Company's pro forma net income and basic net income per common share would have been reduced to the pro forma amounts indicated below:

(In Thousands, Except Net Income Per Share)	2001	2000	1999
Net income, as reported	$13,307	$12,359	$11,717
Net income, pro forma	$13,215	$12,271	$11,646
Basic net income per common share, as reported	$ 3.93	$ 3.52	$ 3.27
Basic net income per common share, pro forma	$ 3.90	$ 3.49	$ 3.25
Diluted net income per common share, as reported	$ 3.92	$ 3.52	$ 3.27
Diluted net income per common share, pro forma	$ 3.89	$ 3.49	$ 3.25

The weighted average fair value at date of grant for options issued in 2000 was $12.50 per option. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2000
Risk-free interest rate	6.54%
Expected dividend yield	0%
Expected option life	4 years
Expected stock price volatility	44.3%

The effects of applying SFAS 123 for the pro forma disclosures are not necessarily indicative of the effects expected on current or future net income and basic net income per common share as the valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns.

In 1998, the Company also adopted a Phantom Stock Option Plan (the "Phantom Plan") which provides for the granting of units covering up to 35,000 shares of the Company's Class A Common Stock to persons who are at the vice president or higher level of the Company. Each unit entitles the holder to receive, upon exercise thereof, the excess of the fair market value of a share of Class A Common Stock on the date of exercise over the fair market value of such share on the date specified by the committee administrating the Phantom Plan at the time of grant. All of the units vest 25% each year beginning at the end of the first year and expire five years from the date of grant. During 2000, the Company granted units covering 10,000 shares of Class A Common Stock at an exercise price of $29 1/16. During 1999, units for 7,000 shares were cancelled. No units have been exercised as of December 29, 2001. For 2001, 2000 and 1999, the Company incurred compensation expense related to the Phantom Plan of $380,000, $42,000 and $0, respectively.

During 2001 and 2000, the Company also issued stock appreciation rights ("SARs") for units covering up to 10,000 and 40,000 shares, respectively, of the Company's Class A Common Stock to the Company's non-employee directors with a base price of $48 and $29 1/16, respectively, representing the fair market value on the date of grant. When the SARs are exercised, each unit entitles the holder to receive the excess of the fair market value of a share of Class A Common Stock on the date of exercise over the base price. All of the units vest 25% each year beginning at the end of the first year and expire five years from the date of grant. No SARs have been exercised or cancelled as of December 29, 2001. For 2001 and 2000, the Company incurred compensation expense related to the SARs of $843,000 and $106,000, respectively.

10. Retirement Plans

The Company contributes to multi-employer union pension plans, administered by various trustees, which may be deemed to be defined benefit plans. Contributions to these plans are based upon negotiated wage contracts. Information relating to accumulated benefits and fund assets as they may be allocable to the participants at December 29, 2001 is not available. The Company's total union pension expense for all plans for 2001, 2000 and 1999 amounted to $1,165,000, $1,099,000 and $1,801,000, respectively. The Company's 2001 and 2000 expense is lower than 1999 due to the suspension of a union pension contribution in late 1999.

The Company has a noncontributory, trusteed Stock Bonus Plan (the "Plan") which is qualified under Section 401 of the Internal Revenue Code of 1986, as amended. All nonunion employees over 18 years of age who complete 1,000 hours of service within the year ending on the anniversary date of employment are eligible to become participating employees in the Plan. Contributions to the Plan for any fiscal year, as determined by the Board of Directors, are discretionary, but in no event will they exceed 15% of the annual aggregate salaries of those employees eligible for participation in the Plan. Contributions must be invested in the Company's Class A Common Stock with excess cash being invested in certain government-backed securities. Contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the salaries of all participants. There were no contributions accrued for the Plan in 2001, 2000 and 1999.

The Arden Group, Inc. 401(k) Retirement Savings Plan (the "Company Savings Plan") covers all nonunion employees of the Company and its subsidiaries who have attained the age of 18 and have completed at least one year of service. The Company Savings Plan provides that, with certain limitations, a participating employee may elect to contribute up to 15% of such employee's annual compensation to the Company Savings Plan on a tax-deferred basis, subject to a limitation that the annual elective contribution may not exceed an annual indexed dollar limit determined pursuant to the Internal Revenue Code ($10,500 in 2001). Annual matching contributions are made by the Company each year for those participants whose annualized gross earnings for the previous year were $45,000 or less, and such matching contribution was $6,000 in 2001, $9,000 in 2000 and $8,000 in 1999. An additional discretionary amount of $720,000 was accrued in 2001 and contributed to the Plan in early 2002. Similarly, $652,000 was accrued in 2000 and contributed to the Plan in early 2001 and $588,000 was accrued in 1999 and contributed in early 2000.

An employment agreement with a key executive officer provides for annual retirement compensation equal to 25% of his average base salary and bonus earned in the last three years prior to his retirement. The obligation determined on an actuarial basis is being accrued over the seven-year term of his agreement. The Company accrued $273,000 toward this benefit in each of the last three years.

11. Income Taxes

The composition of the federal and state income tax provision (benefit) is as follows:

(In Thousands)	*2001*	*2000*	*1999*
Current:			
Federal	$ 8,079	$ 6,904	$ 6,211
State	2,290	1,856	342
Total current tax provision	10,369	8,760	6,553
Deferred:			
Federal	(1,204)	(250)	(326)
State	(434)	(12)	(105)
Total deferred tax provision	(1,638)	(262)	(431)
Total income tax provision	$ 8,731	$ 8,498	$ 6,122

The Company's deferred tax assets (liabilities) were attributable to the following:

(In Thousands)	*December 29, 2001*	*December 30, 2000*
Deferred tax assets:		
Capital lease obligations	$ 903	$ 1,085
Accrued expenses	2,362	1,462
State income taxes	750	667
Allowance for doubtful accounts	105	156
Other	964	853
Deferred tax assets	5,084	4,223
Deferred tax liabilities:		
Deferred gain on debenture exchange	(3,495)	(3,938)
Capital lease assets	(540)	(660)
Other	(274)	(488)
Deferred tax liabilities	(4,309)	(5,086)
Deferred income taxes, net	$ 775	$ (863)

Reconciliation of the statutory federal rate and effective rate is as follows:

	2001		*2000*		*1999*	
(In Thousands, Except Percentage Amounts)	*Amount*	*Rate*	*Amount*	*Rate*	*Amount*	*Rate*
Federal tax at statutory rate	$7,713	35.0%	$7,300	35.0%	$6,244	35.0%
State income taxes, net of federal tax benefit	1,266	5.7%	1,198	5.7%	1,025	5.7%
Tax reserve adjustment					(1,286)	(7.2%)
Other	(248)	(1.1%)			139	0.8%
	$8,731	39.6%	$8,498	40.7%	$6,122	34.3%

The California Franchise Tax Board rendered tax assessments against the Company in prior years. The Company believed these assessments to be excessive and filed an appeal. The matter was favorably resolved during 1999 and tax reserves were adjusted accordingly.

12. Leases

The principal kinds of property leased by the Company and its subsidiaries are supermarket buildings. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Most supermarket leases contain contingent rental provisions based on sales volume and have renewal options. The Company's decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof.

All leases and subleases with an initial term greater than one year are accounted for under SFAS 13, "Accounting for Leases." These leases are classified as either capital leases, operating leases or subleases, as appropriate.

Assets Under Capital Leases: Assets under capital leases are capitalized using interest rates appropriate at the inception of each lease. Contingent rentals associated with capital leases in 2001, 2000 and 1999 were $214,000, $181,000 and $160,000, respectively, and accordingly have been charged to expense as incurred. Following is an analysis of assets under capital leases:

(In Thousands)	*December 29, 2001*	*December 30, 2000*
Buildings:		
Cost	$ 3,058	$ 3,058
Accumulated amortization	(2,410)	(2,296)
	$ 648	$ 762

Also, included in property held for sublease are properties classified as capital leases with aggregate net book values of $677,000 and $744,000 as of the end of 2001 and 2000, respectively.

Future minimum lease payments for the above assets under capital leases at December 29, 2001 are as follows:

(In Thousands)	
2002	$ 535
2003	536
2004	535
2005	536
2006	535
Thereafter	371
Total minimum obligations	3,048
Executory costs	(23)
Net minimum obligations	3,025
Interest	(830)
Present value of net minimum obligations	2,195
Current portion	(289)
Long-term obligations	$ 1,906

Minimum capital lease obligations have not been reduced by related minimum future sublease rentals of approximately $1,092,000.

Executory costs include such items as property taxes and insurance.

Operating Leases and Subleases: Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 29, 2001 are as follows:

(In Thousands)	*Commitments*	*Deduct Sublease Rentals*	*Net Rental Commitments*
2002	$ 6,465	$ 603	$ 5,862
2003	6,913	473	6,440
2004	7,164	419	6,745
2005	6,812	397	6,415
2006	6,572	373	6,199
Thereafter	75,202	2,269	72,933
	$109,128	$ 4,534	$104,594

Rent expense under operating leases was as follows:

(In Thousands)	*2001*	*2000*	*1999*
Minimum rent	$ 6,998	$ 6,164	$ 5,397
Contingent rent	1,389	1,247	1,400
	8,387	7,411	6,797
Sublease rentals	(1,644)	(1,597)	(1,330)
	$ 6,743	$ 5,814	$ 5,467

13. Related Party Transactions

At December 29, 2001 and December 30, 2000, the Company held two notes receivable with balances totaling $135,000 from an officer/director of the Company. These notes arose from transactions in 1979 and 1980 whereby the Company loaned the officer/director money to purchase an aggregate of 800,000 shares (adjusted for the 1998 four-for-one stock split) of the Company's Class A Common Stock at the then fair market value. These notes, which bear interest at the rate of 6% per annum payable annually, mature on December 31, 2003 with annual principal payments of $40,000 and the balance due at maturity. On December 5, 2001, the Company's Board of Directors voted to extend the December 31, 2001 due date of principal payments to

December 31, 2002. If the officer's employment is terminated prior to January 1, 2004, the unpaid portion of the two notes would be forgiven. The loans are collateralized by 720,000 shares of Class B Common Stock (adjusted for the 1998 four-for-one stock split). The receivable is shown on the balance sheets as a reduction of stockholders' equity.

A director of the Company is also a director of a law firm which performs legal services for the Company.

14. Commitments and Contingent Liabilities

The Company has an employment agreement with a key executive officer and shareholder which expires on January 1, 2004. In addition to a base salary, the agreement provides for a bonus based on pre-tax earnings. No maximum compensation limit exists. Total salary and bonus expensed in 2001, 2000 and 1999 was approximately $1,321,000, $1,260,000 and $1,138,000, respectively.

The Company is contingently liable as a guarantor of certain leases which it has either assigned or subleased. Any liability arising as a result of these guarantees would have no significant effect on either the Company's consolidated financial position, results of operations or cash flows.

As of December 29, 2001, authorized expenditures on incomplete projects for the purchase of property, plant and equipment totaled approximately $1,206,000. Of this total, approximately $743,000 has been contractually committed.

The Company and its subsidiaries are subject to a myriad of environmental laws, regulations and lease covenants with its landlords regarding air, water and land use, products for sale, and the use, storage and disposal of hazardous materials. The Company believes it substantially complies, and has in the past substantially complied, with federal, state and local environmental laws and regulations and private covenants. The Company cannot, at this time, estimate the expense it ultimately may incur in connection with any current or future violations, however, it believes any such claims will not have a material adverse impact on either the Company's consolidated financial position, results of operations or cash flows.

The Company or its subsidiaries are defendants in a number of cases currently in litigation, being vigorously defended, in which the complainants seek monetary damages. As of the date hereof, no estimate of potential liability, if any, is possible. Based upon current information, management, after consultation with legal counsel defending the Company's interests in the cases, believes the ultimate disposition thereof will have no material effect upon either the Company's consolidated financial position, results of operations or cash flows.

15. Selected Quarterly Financial Data (Unaudited)

(In Thousands, Except Per Share Data)

Quarter	*Sales*	*Gross Profit*	*Net Income*	*Diluted Net Income Per Share (1)*
2000				
First	$ 86,445	$ 35,902	$ 3,063	$ .85
Second	88,670	36,708	3,239	.91
Third	88,009	36,657	2,817	.81
Fourth*(2)*	96,870	39,843	3,240	.94
2001				
First	$ 95,018	$ 39,879	$ 3,291	$ .95
Second	96,301	40,508	3,594	1.05
Third	96,920	41,397	3,380	1.01
Fourth*(2)*	103,641	43,794	3,042	.91

(1) Earnings per share is calculated using the weighted average outstanding shares for the quarter. The cumulative net income per share of the four quarters in 2000 will not equal the net income per share for the year due to Class A Common Stock repurchases in the second quarter of 2000.

(2) The Company recognized compensation expense related to the Phantom Plan and SARs of approximately $.14 per share and $.21 per share during the fourth quarter and year ended December 29, 2001, respectively. During the fourth quarter and year ended December 30, 2000, the Company recognized $.03 per share in compensation expense related to the Phantom Plan and SARs.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Arden Group, Inc.

We have audited the accompanying consolidated balance sheet of Arden Group, Inc. (a Delaware corporation) and subsidiaries as of December 29, 2001, and the related consolidated statement of operations and comprehensive income, stockholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arden Group, Inc. and subsidiaries as of December 29, 2001, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Los Angeles, California
March 1, 2002

To the Stockholders of Arden Group, Inc.

In our opinion, the consolidated balance sheet and the related statements of operations and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Arden Group, Inc. and its subsidiary at December 30, 2000, and the consolidated results of their operations and comprehensive income, and their cash flows for each of the two fiscal years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
March 14, 2001

DIRECTORS AND OFFICERS

Board of Directors

Bernard Briskin, Chairman of the Board, President and Chief Executive Officer, Arden Group, Inc.
John G. Danhakl, Partner, Leonard Green & Partners
Robert A. Davidow, Private Investor
Kenneth A. Goldman, Attorney, Crosby, Heafey, Roach & May
Daniel Lembark, Financial Consultant
Ben Winters, Business Consultant

Audit Committee

Daniel Lembark, Chairman
Robert A. Davidow
Ben Winters

Compensation Committee

John G. Danhakl, Chairman
Robert A. Davidow
Kenneth A. Goldman
Daniel Lembark

Investment Committee

Robert A. Davidow, Chairman
Bernard Briskin
John G. Danhakl
Ben Winters

Nominating Committee

Ben Winters, Chairman
Bernard Briskin
John G. Danhakl
Kenneth A. Goldman

Officers

Bernard Briskin, Chairman of the Board, President and Chief Executive Officer
David M. Oliver, Chief Financial Officer
Patricia S. Betance, Assistant Secretary
Douglas Freund, Vice President-MIS
Brenda McDaniel, Vice President-HR and Insurance Administration

Availability of Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 29, 2001 will be provided upon written request to the Assistant Secretary, Arden Group, Inc., P. O. Box 512256, Los Angeles, California 90051-0256.

Dividend Information

Common Stock:
No cash dividends were paid on common stock in 2001 and 2000.

Transfer Agent

Continental Stock Transfer and Trust Company,
New York, New York

Trustee

7% Subordinated Income Debentures:
U.S. Bank Trust National Association,
Los Angeles, California

Corporate Offices

2020 South Central Avenue, Compton, California 90220
Telephone number: (310) 638-2842
Facsimile number: (310) 631-0950

Market Data

Arden Group, Inc. Class A Common Stock is traded over-the-counter. There were 1,191 Class A Common Stockholders at December 29, 2001. The high and low prices of the Class A Common Stock the past two years, by quarter, were:

Price Range		*2001*	*2000*
First Quarter	High	43	38
	Low	36¾	28⅞
Second Quarter	High	55	42⅜
	Low	40 5/32	27⅞
Third Quarter	High	58	48¾
	Low	38	31⅞
Fourth Quarter	High	62 13/64	49
	Low	44	41½